FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 2 DATED MAY 5, 2014

TO THE PROSPECTUS DATED FEBRUARY 6, 2014

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated February 6, 2014 and Supplement No. 1 dated April 11, 2014. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	“Experts” information; and

•	our consolidated financial statements and the notes thereto as of December 31, 2013 and for the year then ended and the period from September 28, 2012 (date of inception) through December 31, 2013.

Experts

The following information supplements the disclosure in the prospectus under the heading “Experts.”

The consolidated financial statements of Resource Real Estate Opportunity REIT II, Inc. as of December 31, 2013 and for the year then ended and the period from September 28, 2012 (date of inception) through December 31, 2013, included in this registration statement and prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Resource Real Estate Opportunity REIT II, Inc.:

We have audited the accompanying consolidated balance sheet of Resource Real Estate Opportunity REIT II, Inc. (a Maryland corporation) and subsidiaries (collectively, the “Company”) as of December 31, 2013 and the related consolidated statements of operations and cash flows for the year ended December 31, 2013 and for the period September 28, 2012 (date of inception) through December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Resource Real Estate Opportunity REIT II, Inc. and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year ended December 31, 2013 and the period September 28, 2012 (date of inception) through December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

April 25, 2014

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC. AND SUBSIDIARIES

Resource Real Estate Opportunity REIT II, Inc. and Subsidiaries

(A Maryland Corporation in the Development Stage)

CONSOLIDATED BALANCE SHEET

December 31, 2013
ASSETS

Cash	$200,644

Total assets	$200,644

STOCKHOLDER’S EQUITY

Stockholder’s Equity:
Preferred stock (par value $0.01, 10,000,000 shares authorized, none issued and outstanding)	$—
Convertible stock (par value $0.01, 50,000 shares authorized, 50,000 shares issued and outstanding)	500
Common stock (par value $0.01, 1,000,000,000 shares authorized, 15,000 shares issued and outstanding)	150
Additional paid-in-capital	199,350
Retained earnings	644

Total stockholder’s equity	$200,644

The accompanying notes are an integral part of this consolidated financial statement.

Resource Real Estate Opportunity REIT II, Inc. and Subsidiaries

(A Maryland Corporation in the Development Stage)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31, 2013	For the period September 28, 2012 (date of inception) through December 31, 2013
Revenues:
Interest income	$451	$644

Total revenues	451	644

Net income	$451	$644

Weighted average common shares outstanding	19,849	19,401

Diluted common shares outstanding	20,000	20,000

Basic and diluted earnings per common share	$0.02	$0.03

The accompanying notes are an integral part of these consolidated financial statements.

Resource Real Estate Opportunity REIT II, Inc. and Subsidiaries

(A Maryland Corporation in the Development Stage)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2013	For the period September 28, 2012 (date of inception) through December 31, 2013
Cash flows from operating activities:
Net income	$451	$644

Net cash provided by operating activities	451	644

Cash flows from financing activities:
Proceeds from issuance of stock	—	200,000

Net cash provided by financing activities	—	200,000

Net increase in cash	451	200,644
Cash at beginning of period	200,193	—

Cash at end of period	$200,644	$200,644

The accompanying notes are an integral part of these consolidated financial statements.

Resource Real Estate Opportunity REIT II, Inc. and Subsidiaries

(A Maryland Corporation in the Developmental Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

NOTE A – ORGANIZATION AND PROPOSED BUSINESS OPERATIONS

Resource Real Estate Opportunity REIT II, Inc. (the “Company”) was organized in Maryland on September 28, 2012. The Company is authorized to issue up to 100,000,000 shares of common stock in its primary offering for $10 per share, with volume discounts available to investors who purchase more than $100,000,000 of shares through the same participating broker-dealer. Discounts are also available for other categories of investors. The Company is also offering up to 100,000,000 shares pursuant to the Company’s distribution reinvestment plan at a purchase price initially equal to $9.50 per share. The Company is accounted for as a development stage enterprise and has adopted a fiscal year ending December 31. Resource Real Estate Opportunity Advisor II, LLC (“the Advisor”), which is an indirect wholly owned subsidiary of Resource America, Inc. (“RAI”), a publicly traded company (NASDAQ: REXI) operating in the real estate, financial fund management and commercial finance sectors, contributed $200,000 to the Company in exchange for 20,000 shares of common stock on October 9, 2012. On December 20, 2013, the Advisor received 50,000 shares of convertible stock in exchange for 5,000 shares of the Company’s common stock.

The Company’s objective is to take advantage of Resource Real Estate’s (“sponsor”) dedicated multifamily investing and lending platforms to invest in multifamily assets across the entire spectrum of investments in order to provide stockholders with growing cash flow and increasing asset values. The Company’s targeted portfolio will consist, at the time of acquisition, of commercial real estate assets, principally (i) underperforming multifamily rental properties which the Company will renovate and stabilize in order to increase rents, (ii) distressed real estate owned by financial institutions, usually as a result of foreclosure, and non-performing or distressed loans, including first- and second-priority mortgage loans and other loans which the Company will resolve, and (iii) performing loans, including first- and second-priority mortgage loans and other loans the Company originates or purchases either directly or with a co-investor or joint venture partner.

The Company will commence operations upon raising the minimum aggregate of $2,000,000 in gross offering proceeds in its initial public offering. The Company intends to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes under the provisions of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2014. As such, to maintain its REIT qualification for U.S. federal income tax purposes, the Company is generally required to distribute at least 90% of its net income (excluding net capital gains) to its stockholders as well as comply with certain other requirements. Accordingly, the Company generally will not be subject to U.S. federal income taxes to the extent that it annually distributes all of its REIT taxable income to its stockholders. The Company also intends to operate its business in a manner that will permit it to maintain its exemption from registration under the Investment Company Act of 1940.

Resource Real Estate Opportunity REIT II, Inc. and Subsidiaries

(A Maryland Corporation in the Developmental Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Presentation

The accounting and reporting policies of the Company conform to the accounting principles generally accepted in the United States of America (“GAAP”).

2.	Development Stage Company

The Company complies with the reporting requirements of development stage enterprises. Pursuant to the terms of the Offering, the Company must receive proceeds of $2,000,000 in connection with the sale of common stock in order to break escrow and commence operations. As of April 25, 2014, the Company had not reached such threshold, purchased any properties or issued any shares other than those shares issued to the Advisor. Accordingly, a statement of stockholder’s equity is not presented and is deemed not meaningful.

3.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, RRE Opportunity Holdings II, LLC and RRE Opportunity OP, II, LP. All significant intercompany accounts and transactions have been eliminated in consolidation.

4.	Recent Accounting Pronouncements

The Company noted that there are no recent accounting pronouncements issued that would have a material impact on the Company’s financial condition, operations or cash flows.

5.	Use of Estimates

The accounting and reporting policies of the Company conform with GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

6.	Real Estate Investments

The Company will record acquired real estate at cost and make assessments as to the useful lives of depreciable assets. The Company will have to make subjective assessments as to the useful lives of its depreciable assets. The Company will consider the period of future benefit of an asset to determine its appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Lease intangibles	Remaining term of related lease

(continued)

Resource Real Estate Opportunity REIT II, Inc. and Subsidiaries

(A Maryland Corporation in the Developmental Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

7.	Impairment of Long Lived Assets

For operations related to properties that have been sold or properties that are intended to be sold, the Company will present them as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold to be designated as “held for sale” on the balance sheet.

When circumstances indicate the carrying value of a property may not be recoverable, the Company will review the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors.

If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

8.	Loans Held for Investment

The real estate loans receivable will be recorded at cost and reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when it becomes probable, based on current information, that the Company will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan is deemed to be impaired, the Company will record a reserve for loan losses through a charge to income for any shortfall.

The Company may acquire real estate loans at a discount due to credit quality. Revenues from these loans are recorded under the effective interest method. Under this method, an effective interest rate (“IRR”) is applied to the cost basis of the real estate loan receivable. The IRR that is calculated when the real estate loan receivable is acquired remains constant and is the basis for subsequent impairment testing and income recognition. If the amount and timing of future cash collections are not reasonably estimable, the Company accounts for the real estate receivable on the cost recovery method. Under the cost recovery method of accounting, no income is recognized until the basis of the real estate loan receivable has been fully recovered.

Interest income from loans receivable will be recognized based on the contractual terms of the debt instrument. Fees related to any buydown of the interest rate will be deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income. Closing costs related to the purchase of a loan receivable will be amortized over the term of the loan and accreted as an adjustment against interest income.

(continued)

Resource Real Estate Opportunity REIT II, Inc. and Subsidiaries

(A Maryland Corporation in the Developmental Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

9.	Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, it is the Company’s policy to allocate the purchase price of properties to acquired tangible assets, consisting of land, building, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

The Company will record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company will amortize any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases, which the Company expects will range from one month to ten years.

The Company will measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

The Company will also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management will also include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management will also estimate costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired will be further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of the Company’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

(continued)

Resource Real Estate Opportunity REIT II, Inc. and Subsidiaries

(A Maryland Corporation in the Developmental Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

9.	Allocation of Purchase Price of Acquired Assets – (continued)

The Company will amortize the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles will be amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables. These estimates are subject to change until all information is finalized, which is generally within one year of the acquisition date.

10.	Revenue Recognition

The Company will recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and will include amounts expected to be received in later years in deferred rents. The Company will record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

The Company will make estimates of the collectability of its tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. The Company will specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, the Company will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year.

The specific timing of a sale will be measured against various criteria related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, the Company will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

(continued)

Resource Real Estate Opportunity REIT II, Inc. and Subsidiaries

(A Maryland Corporation in the Developmental Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

11.	Income Taxes

The Company intends to elect and qualify to be taxed as a REIT, commencing with its taxable year ending December 31, 2014. Accordingly, the Company will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions to its stockholders, and provided it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements including certain asset, income, distribution and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which it lost its REIT qualification. Accordingly, the Company’s failure to qualify as a REIT could have a material adverse impact on its results of operations and amounts available for distribution to its stockholders.

The dividends paid deduction of a REIT for qualifying dividends to its stockholders is computed using the Company’s taxable income as opposed to net income reported on the financial statements. Taxable income, generally, will differ from net income reported on the financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.

The Company may elect to treat certain of its subsidiaries as taxable REIT subsidiaries (“TRSs”). In general, the Company’s TRS may hold assets and engage in activities that it cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. A TRS is subject to U.S. federal, state and local corporate income taxes.

While a TRS will generate net income, a TRS can declare dividends to the Company which will be included in the Company’s taxable income and necessitate a distribution to its stockholders. Conversely, if the Company retains earnings at a TRS level, no distribution is required and the Company can increase book equity of the consolidated entity.

12.	Organization and Offering Costs

The Company expects to incur organizational, accounting, and offering costs in pursuit of its financing. Organization and offering costs (other than selling commissions and dealer-manager fees) of the Company are initially being paid by the Advisor on behalf of the Company. Organization costs include all expenses to be incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.

(continued)

Resource Real Estate Opportunity REIT II, Inc. and Subsidiaries

(A Maryland Corporation in the Developmental Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Pursuant to the Amended and Restated Advisory Agreement between the Company and the Advisor dated January 9, 2014 (the “Advisory Agreement”), the Company is obligated to reimburse the Advisor for organization and other offering costs paid by the Advisor on behalf of the Company, up to an amount equal to 2.5% of gross offering proceeds.

As of March 31, 2014, the Advisor has incurred other organization and offering costs on behalf of the Company of approximately $1,744,000. These costs are not recorded in the financial statements of the Company because such costs are not a liability of the Company until it has raised $2,000,000 in offering proceeds from its initial public offering. Such costs will only become a liability of the Company to the extent selling commissions, the dealer manager fees and organization and other offering costs incurred by the Company do not exceed 15% of the gross proceeds of the initial public offering and organization and offering expenses (excluding selling commissions and the dealer manager fee) do not exceed 2.5% of the gross proceeds of the initial public offering. When recorded by the Company, organization costs will be expensed as incurred, which include all expenses to be incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company. Offering costs, which include selling commissions and dealer manager fees, will be deferred and charged to stockholder’s equity as such amounts are reimbursed to the Advisor from the gross proceeds of the initial public offering. However, there can be no assurance that the Company’s plans to raise capital will be successful.

NOTE C – RELATED PARTY TRANSACTIONS

The Company will be externally managed and advised by the Advisor. Pursuant to the terms of the Advisory Agreement, the Advisor will provide the Company with its management team, including its officers, along with appropriate support personnel. The Advisor will be reimbursed for the Company’s allocable share of costs for Advisor personnel, including allocable personnel salaries and benefits. Each of the Company’s officers is an employee of Resource Real Estate, Inc., a wholly owned subsidiary of RAI, or one of its affiliates. The Company does not expect to have any employees. The Advisor is not obligated to dedicate any specific portion of its time or the time of its personnel to the Company’s business. The Advisor is at all times subject to the supervision and oversight of the Company’s board of directors and has only such functions and authority as the Company delegates to it.

During the course of the offering, the Advisor will provide offering-related services to the Company and will advance funds to the Company for both operating costs and organization and offering costs. These amounts will be reimbursed to the Advisor from the proceeds from the offering although there can be no assurance that the Company’s plans to raise capital will be successful.

Resource Real Estate Opportunity REIT II, Inc. and Subsidiaries

(A Maryland Corporation in the Developmental Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

NOTE D – EQUITY

Preferred Stock

The Company’s charter authorizes the Company to issue 10,000,000 shares of its $0.01 par value preferred stock. As of December 31, 2013, no shares of preferred stock were issued or outstanding.

Convertible Stock

As of December 31, 2013, the Company had 50,000 shares of $0.01 par value convertible stock outstanding, which are owned by the Advisor. The convertible stock will convert into shares of the Company’s common stock upon the occurrence of (a) the Company having paid distributions to common stockholders that in the aggregate equal 100% of the price at which the Company originally sold the shares plus an amount sufficient to produce a 7% cumulative, non-compounded annual return on the shares at that price; or (b) if the Company lists its common stock on a national securities exchange and, on or after the 31st trading day following the listing, the Company’s value based on the average trading price of its common stock since the listing, plus prior distributions, combine to meet the same 7% return threshold.

Common Stock

As of December 31, 2013, the Company had 15,000 shares of $0.01 par value common stock outstanding, which are owned by the Advisor.

NOTE E – SUBSEQUENT EVENT

On February 6, 2014, the Registration Statement for the Company’s initial public offering declared effective by the SEC.

The Company has evaluated subsequent events through the filing of these financial statements and determined there were no other events that have occurred that would require adjustments to or disclosures to the consolidated financial statements.